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                             October 16, 2020

       Stephen C. Smith
       Chairman and Chief Executive Officer
       Seaport Global Acquisition Corp
       360 Madison Avenue, 20th Floor
       New York, NY 10017

                                                        Re: Seaport Global
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed October 13,
2020
                                                            File No. 333-249446

       Dear Mr. Smith:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed October 13, 2020

       Exhibits

   1. We note that your auditor's consent included as Exhibit 23.1 references the report dated
                                                        September 9, 2020.
However, the Report of Independent Registered Public Accounting
                                                        Firm included on page
F-2 is dated September 10, 2020. Please obtain and file a new consent from your
auditor that references the correct report date.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Stephen C. Smith
Seaport Global Acquisition Corp
October 16, 2020
Page 2



       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-
3357 with any other questions.



                                                           Sincerely,
FirstName LastNameStephen C. Smith
                                                           Division of
Corporation Finance
Comapany NameSeaport Global Acquisition Corp
                                                           Office of Real
Estate & Construction
October 16, 2020 Page 2
cc:       Stuart Neuhauser
FirstName LastName